Exhibit 12.1

CNB Financial Corporation

Ratio of Earnings to Fixed Charges

(dollars in thousands)

		Years Ended December 31,
		2009	2008	2007	2006	2005
Net Income from continuing operations	a	$10,866	$6,502	$12,415	$12,972	$12,127
Interest expense on deposits	b	13,091	14,956	18,087	17,106	12,633
Interest expense on borrowings	c	4,527	4,609	3,510	2,881	2,637
Interest expense on subordinated debt	d	850	1,018	1,325	866	685
Earnings		29,334	27,085	35,337	33,825	28,082
Preferred stock dividends	e	—	—	—	—	—
Fixed charges	(b+c+d+e)	18,468	20,583	22,922	20,853	15,955
Ratio of earnings to fixed charges (including interest expense on deposits)	(a+b+c+d) /(b+c+d+e)	1.59	1.32	1.54	1.62	1.76
Earnings excluding interest expense on deposits	(a+c+d)	16,243	12,129	17,250	16,719	15,449
Fixed charges excluding interest expense on deposits	(c+d+e)	5,377	5,627	4,835	3,747	3,322
Ratio of earnings to fixed charges (excluding interest expense on deposits)	(a+c+d)/(c+d+e)	3.02	2.16	3.57	4.46	4.65